Exhibit 1.01
STEEL PARTNERS HOLDINGS L.P.
CONFLICT MINERALS REPORT
(For the Calendar Year Ended December 31, 2014)

Introduction

Steel Partners Holdings L.P. (“SPLP” or the “Company”) is a global diversified holding company that engages, through subsidiaries and affiliates, in multiple businesses. In particular, its consolidated subsidiaries engage in such businesses as diversified industrial products, banking, oilfield services, and youth sports, training and education.

This Conflict Minerals Report is submitted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the U.S. Securities and Exchange Commission’s implementation rules and regulations related thereto (collectively, “Section 1502”). Defined terms used but not otherwise defined in this Conflict Minerals Report shall be as defined by Section 1502.

SPLP has carefully reviewed the activities of its consolidated subsidiaries, and concludes that this Conflict Minerals Report should address the activities of the Company’s majority-owned subsidiary, Handy & Harman Ltd. (“HNH”). HNH, through its wholly-owned operating subsidiaries, is a diversified manufacturer of engineered niche industrial products. As of December 31, 2014, HNH’s primary product portfolio consisted of the following products: brazing alloys and related products; steel tubing products; roofing and decking products, and associated fastening systems; materials for the printed circuit board industry; silicone rubber-based insulation materials; and meat-room blade products and wood cutting blade products. With these products, HNH served a diverse customer base, including the construction, electrical, transportation, oil and gas exploration, utility, medical, semiconductor, aerospace, aviation, military electronics, and food industries.

The information contained in this Conflict Minerals Report includes the activities of all of HNH’s majority-owned subsidiaries as of December 31, 2014.1

Part I. Due Diligence

Design of Due Diligence Framework

HNH has designed its conflict minerals due diligence process to be in accordance, in all material respects, with the five-step framework for risk-based due diligence in the mineral supply chain set forth in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

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1 On January 22, 2015, HNH sold the operations of Arlon, LLC (which comprised substantially all of HNH’s former Arlon Electronic Materials segment, which manufactured high performance materials for the printed circuit board industry and silicone rubber-based materials).

Step	Actions Taken
Establish strong company management systems.
HNH has established its Conflict Minerals Policy, which is publicly available on HNH’s website at www.handyharman.com/compliance.php.

HNH has established a corporate, cross-function working team to manage its conflict mineral due diligence process. This team is responsible for HNH’s Conflict Minerals Policy, its implementation and monitoring, and providing support and instruction on the conflict minerals due diligence measures that are required to be implemented for each of HNH’s operating subsidiaries.

HNH has established a process and management system for tracking conflict minerals due diligence and engaged a third-party consulting firm with subject matter expertise to assist HNH with this process.

Each of HNH’s operating subsidiaries has appointed an employee responsible for supporting HNH’s conflict minerals due diligence program. These employees have been provided training by, and access to, the third-party consulting firm’s subject matter expert to assist them with the implementation of HNH’s conflict minerals program.

HNH’s conflict minerals program is monitored by, and subject to regular reporting to, its senior management, as well as HNH’s Audit Committee.

HNH encourages individuals or suppliers who wish to report possible violations of HNH’s Conflict Minerals Policy and has established a grievance mechanism whereby individuals can contact HNH with any concerns related thereto. Please see “Other Items” below.

Identify and assess risks in the supply chain.
Please see “Due Diligence Measures Performed” below.

HNH has developed a process for all of its operating subsidiaries to provide support with evaluating risk in their individual supply chains. Risk is assessed based on suppliers’ answers provided in the Conflict-Free Sourcing Initiative ("CFSI") Conflict Minerals Reporting Template.

Where applicable and appropriate, HNH uses industry validation schemes to identify compliant smelters and refiners for use in its supply chain.

Design and implement a strategy to respond to identified risks.
HNH reports information gathered and the actual and potential risks identified from its conflict minerals due diligence to senior management.

HNH adheres to its Conflict Minerals Policy and communicates with its direct suppliers HNH’s supply chain due diligence expectations with respect to Conflict Minerals.

HNH works with its direct suppliers to improve reporting on “upstream” supply chain due diligence.

Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.
HNH does not typically have a direct relationship with mines, smelters or refiners of Conflict Minerals and thus does not perform or direct audits of these entities.

HNH does track the mines, smelters and refiners that have been identified by its direct suppliers as part of the CFSI Conflict Minerals Reporting Template and will take appropriate action as necessary based on HNH’s Conflict Minerals Policy.

Report on supply chain due diligence.
Per its Conflict Minerals Policy, HNH will submit and comply with its obligations under Form SD, including, but not limited to, its filing of a Conflict Minerals Report as required.

HNH’s Conflict Minerals Report is publicly available on its website at www.handyharman.com/compliance.php.

Due Diligence Measures Performed

HNH reviewed its product portfolio and determined that some of its products contain or may contain Conflict Minerals potentially necessary to the production or functionality of the product in question. HNH’s operating subsidiaries do not purchase any Conflict Minerals directly from any Covered Country. As such, HNH relies on its direct suppliers to provide information on the origin of any Conflict Minerals contained in any components and materials supplied to its operating subsidiaries, including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

As part of its reasonable county of origin inquiry (“RCOI”), HNH’s products and suppliers were assessed in order to identify Conflict Minerals scope and risk. HNH in good faith determined that it was not practical to conduct a survey of all suppliers in its supply chain. Rather, HNH determined that a reasonable approach was to conduct a survey of direct suppliers if the components and materials supplied by those firms suggested they were likely to contain Conflict Minerals or had been confirmed to contain Conflict Minerals. Accordingly, HNH identified 208 direct suppliers for inclusion in its 2014 RCOI. HNH conducted a survey of those suppliers using the CFSI Conflict Minerals Reporting Template. HNH received responses from 74% of the suppliers surveyed. From those responses, the suppliers identified 43 smelters or refiners. Of the 43 smelters or refiners, 34 were identified as certified “Conflict Free” as determined by the CFSI (Template Revision 3.01).

Because HNH was unable to conclusively identify and validate all of the smelters and refiners utilized by its direct suppliers in their respective supply chains, HNH was unable to conclusively determine whether any of the components or parts supplied to HNH’s operating companies contained Conflict Minerals from a Covered Country.

Independent Private Sector Audit

No independent private sector audit of HNH’s Conflict Minerals Report or this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2014.

Risk Mitigation and Future Due Diligence Measures

HNH will continue to monitor CFSI and other industry and regulatory initiatives related to Conflict Minerals and, on an as needed basis, engage third-party experts to assist HNH with its conflict minerals due diligence procedures. HNH is also participating in a yearly Manufacturers Alliance for Productivity and Innovation (“MAPI”) conference on Conflict Minerals.

HNH will continue to implement and refine its standard operating procedures in an attempt to ensure that new suppliers and products are evaluated as “Conflict Free” prior to formal contract acceptance and new production introduction.

HNH will continue to review its contracts with its suppliers and will work to include, on a go-forward basis, a conflict minerals “flow down” clause in new or renewed supplier contracts.

HNH will continue to engage with its direct suppliers and direct them to training resources in an attempt to increase direct supplier response rates and improve the content of the direct supplier survey responses.

HNH has improved its suppliers’ response rate from 61% in 2013 to 74% in 2014, and will strive to improve the response rate again in 2015. Performance will be tracked on a monthly basis.

HNH has acquired software licensing rights and has implemented an on-demand, on-line software solution to assist with timely and accurate collection, management, aggregation and reporting of conflict minerals information.

HNH will continue to recommend that all suppliers use only smelters that have been approved per the CFSI 2015 Conflict Minerals Reporting Template.

HNH’s policies include a standard process to follow up with suppliers who fail to respond, or respond properly, to the survey. HNH will continue to follow-up per the defined process with suppliers who do not respond or respond in an incomplete manner.
SPLP will continue to carefully review the activities of its consolidated subsidiaries to determine whether additional reporting may be required in the future.

Part II. Product Descriptions

HNH’s diverse product offerings are manufactured in North America, Europe and Asia and marketed throughout the world. As of December 31, 2014, HNH had 23 active operating plants in the United States, Canada, China, United Kingdom, Germany, France, Poland and Mexico. As of December 31, 2014, HNH’s business units encompassed the following segments: Joining Materials, Tubing, Building Materials, Arlon Electronic Materials (“Arlon”) and Kasco Blades and Route Repair Services (“Kasco”).

Business Segment	General Product Description
Joining Materials	• Brazing alloys • Brazing fluxes • Brazing and soldering pastes
Tubing	• Stainless steel tubing • Welded carbon steel tubing
Building Materials
•    Roof and deck fasteners
•    Roof insulation adhesives
•    Roof drains, vents and flashing
•    Roof pipe supports
•    Roof repair tape
•    Roof mounting systems
•    Edge metal systems
•    Engineered metal nailers
•    Roof and decking productivity tools

Arlon	• Electronic substrates • Microwave laminates • Silicone rubber-based insulation materials
Kasco	• Meat grinder plates and knives • Meat cutting blades • Bakery and bread slicing blades • Wood cutting blades and saws • Cutlery • Blade sharpeners • Butcher supplies • Meat seasonings

As noted in “Due Diligence Measures Performed” above, HNH surveyed 208 direct suppliers whose components and materials were likely to contain Conflict Minerals and requested that those suppliers complete the CFSI Conflict Minerals Reporting Template. HNH received responses from 74% of the suppliers surveyed. From those responses, the suppliers identified 43 smelters or refiners. Of the 43 smelters or refiners, 34 were identified as certified “Conflict Free” as determined by the CFSI (Template Revision 3.01). Because HNH’s direct suppliers surveyed were unable to specifically identify all the smelters or refiners in their supply chain, HNH does not know: (i) the mine or location of origin of all of the necessary Conflict Minerals that are or may be contained in its products; (ii) the country of origin of all of the necessary Conflict Minerals that are or may be contained in its products; or (iii) all of the facilities used to process the necessary Conflict Minerals that are or may be contained in its products.

Part III. Other Items

SPLP’s Conflict Mineral Policy is publicly available at www.steelpartners.com. SPLP encourages individuals or suppliers who wish to report possible violations of its Conflict Minerals Policy to contact the Company via one of the following channels:

•	By logging concerns at steelpartners.ethicspoint.com

•	By calling, toll free:

◦	In the United States, Canada or Puerto Rico: 1-877-254-1690

◦	All other jurisdictions: visit steelpartners.ethicspoint.com for dialing instructions from your country.